Exhibit 99.1

ASML confirms completion of its Share Buy Back Programs 2011 - 2012

VELDHOVEN, the Netherlands, 17 December 2012 - ASML Holding NV (ASML) today announces the completion of its share buy back programs announced on 19 January 2011, and increased per the announcement on 18 January 2012.

During the period from 20 January 2011 up to and including 22 November 2012, ASML purchased 36,952,634 of its shares at an average price of EUR 30.58 per share. With these purchases, the €1,130 million share buy back program has been fully completed. Of the shares purchased during this period, 24,627,581 have been cancelled with the remaining shares intended to be cancelled in 2013.

In addition, in the period from 22 November 2012 until 14 December 2012, a total number of 2,200,000 additional shares were purchased at an average price of EUR 47.81 per share for the purpose of covering outstanding employee stock and stock option plans, which is 100 percent of the announced objective. These shares will be held as treasury shares for the time being. Further details of the buybacks are available at www.asml.com/sharebuyback.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 8,200 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com.

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statement relating to the Company’s intention to cancel shares repurchased pursuant to its €1,130 million share buy back program. These forward looking statements are subject to risks and uncertainties including those indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

Contacts

Lucas van Grinsven

Communication Worldwide | Corporate

corpcom@asml.com

+31.40.268.3949

Craig DeYoung

VP Investor Relations

craig.deyoung@asml.com

+1.480.383.4005

Franki D’Hoore

Director Investor Relations

franki.dhoore@asml.com

+31.40.268.6494